July 10, 2025

Costamare Inc.
Form 20-F for the Fiscal Year ended December 31, 2024
Filed February 20, 2025
File No. 001-34934

Dear Mr. Wojciechowski and Mr. Rodriguez:

Reference is made to the comment letter (the “Comment Letter”) dated June 10, 2025 from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the Report on Form 20-F for the fiscal year ended December 31, 2024, filed by Costamare Inc. (the “Company”) with the Commission via EDGAR on February 20, 2025.  The Company has today filed with the Commission, via EDGAR, this letter which sets forth the Company’s response to the comment contained in the Comment Letter.

The numbered paragraph and heading below correspond to the heading set forth in the Comment Letter.  The Staff’s comments are set forth in bold, followed by the Company’s response to those comments.  Capitalized terms used in this letter but not defined herein have the meaning given to such terms in the Form 20-F.

Form 20-F for the Fiscal Year ended December 31, 2024

Operating and Financial Review and Prospects, page 70

1.
We note that you include Segmental Financial Information on page 80 although do not discuss or analyze the financial results of each segment, as would ordinarily be necessary to comply with Item 5 of Form 20-F. This requires explanations and assessments, along with quantitative and qualitative descriptions of the reasons underlying material changes, and states that information provided “...also must relate to all separate segments and/or other subdivisions (e.g., geographic areas, product lines) of the company [and]...must include other statistical data that the company believes will enhance a reader’s understanding of the company’s financial condition, cash flows and other changes in financial condition, and results of operations.”

Please expand your disclosures to discuss and analyze the results of operations of each reportable segment, including the associated non-financial statistical details that are correlated with those operations, to address the requirements referenced above.

Given your disclosure on page 55, explaining that having a large fleet of containerships with varying TEU capacities has enhanced your relationships with charterers by enabling them to efficiently serve the East-West, North-South and Intraregional trade routes, which has in turn allowed you to operate in the different rate environments prevailing for those routes, also indicate how your segment results of operations are correlated with each of these trade routes and describe the effects of the various rate environments, along with any related trends and uncertainties.

Response:

The Company acknowledges the Staff’s comment and confirms that in future filings, the Company will expand its disclosure to further discuss and analyze the results of operations of each reportable segment, along with any related trends and uncertainties.

As an example, set forth below is the Company’s proposed additional disclosure regarding the results of operations of each reportable segment for 2024.  The Company expects to include substantially similar additional disclosures in the Report on Form 20-F for the fiscal year ending December 31, 2025. On May 6, 2025, the Company completed the spin-off of its dry bulk vessels segment and Costamare Bulkers Inc. (“CBI”) segment into a standalone public company, Costamare Bulkers Holdings Limited. As such, the disclosure below only discusses the results of operations of the Company’s container vessels segment and Neptune Maritime Leasing Limited (“NML”) segment, the Company’s two remaining reportable segments following completion of the spin-off.

“Year ended December 31, 2024 compared to year ended December 31, 2023 – Container vessels segment

During the years ended December 31, 2024 and 2023, we had an average of 68.0 and 67.6 container vessels, respectively, in our owned fleet.

During the year ended December 31, 2023, we (i) sold our 49% equity interest in the company owning the 2018-built, 3,800 TEU capacity containership, Polar Argentina to York Capital, (ii) acquired the 51% equity interest of York Capital in the 2018-built, 3,800 TEU capacity containership Polar Brasil and as a result we obtained 100% of the equity interest in the vessel and (iii) acquired the 51% equity interest of York Capital in the 2001-built, 1,550 TEU capacity containership Arkadia and as a result we obtained 100% of the equity interest in the vessel.

In addition, during the year ended December 31, 2023, we sold the container vessels Maersk Kalamata, Sealand Washington and Oakland with an aggregate TEU capacity of 18,182.

In the years ended December 31, 2024 and 2023, our containership fleet ownership days totaled 24,888 and 24,677 days, respectively.

Total Voyage Revenue

Total voyage revenue for the container vessels segment increased by 3.0%, or $25.2 million, to $864.6 million during the year ended December 31, 2024, from $839.4 million during the year ended December 31, 2023. The increase is mainly attributable to (i) decreased fleet off-hire and idle days in the year ended December 31, 2024 compared to the year ended December 31, 2023, (ii) revenue earned by two container vessels acquired during the second and fourth quarter of 2023, respectively and (iii) contractual reimbursements from certain of our charterers for EU Emissions Allowances (EUAs), since January 1, 2024; partly offset by revenue not earned by one container vessel sold during the year ended 2023.

Voyage Expenses

Voyage expenses for the container vessels segment were $25.8 million and $12.5 million for the years ended December 31, 2024 and 2023, respectively. Voyage expenses increased, year over year, mainly due to the recognition of liabilities for EUAs and relevant expenses, since January 1, 2024. However, a significant portion of these liabilities are contractually reimbursed by the charterers, as discussed in “Total Voyage Revenue”, mitigating the impact on the Segment net expenses. Voyage expenses mainly include (i) fuel consumption, (ii) third-party commissions, (iii) port expenses, (iv) canal tolls and (v) EUAs liabilities.

Voyage Expenses - related parties

Voyage expenses - related parties were $12.2 million and $11.9 million for the years ended December 31, 2024 and 2023, respectively. Voyage expenses - related parties for the container vessels segment represent (i) fees of 1.25%, in the aggregate, on voyage revenues earned by our owned containership fleet charged by a related manager and a related service provider and (ii) charter brokerage fees (in respect of our container vessels) payable to two related charter brokerage companies for an amount of approximately $1.5 million and $1.4 million, in the aggregate, for the years ended December 31, 2024 and 2023, respectively.

Vessels’ Operating Expenses

Vessels’ operating expenses for the container vessels segment, which also include the realized gain/(loss) under derivative contracts entered into in relation to foreign currency exposure, were $158.2 million and $161.2 million during the years ended December 31, 2024 and 2023, respectively. Daily container vessels’ operating expenses were $6,355 and $6,531 for the years ended December 31, 2024 and 2023, respectively. Daily operating expenses are calculated as container vessels’ operating expenses for the period over the ownership days of the period.

Interest and Finance Costs

Interest and finance costs were $99.5 million and $117.0 million during the years ended December 31, 2024 and 2023, respectively. The decrease is mainly attributable to the decreased interest expense due to a lower average loan balance for the container vessels segment during the year ended December 31, 2024 compared to the year ended December 31, 2023.

Other Segment Items

Other segment items for the container vessels segment include depreciation expense of the containership vessels and amortization of dry-docking and special survey costs for the containership vessels.

Depreciation expense for the container vessels segment for the years ended December 31, 2024 and 2023 was $126.8 million and $126.7 million, respectively.

Amortization of deferred dry-docking and special survey costs for the container vessels segment was $17.3 million and $15.3 million during the years ended December 31, 2024 and 2023, respectively. During the year ended December 31, 2024, seven container vessels underwent and completed their dry-docking and special survey and one container vessel was in the process of completing her dry-docking and special survey. During the year ended December 31, 2023, 15 container vessels underwent and completed their dry-docking and special survey and one container vessel was in the process of completing her dry-docking and special survey.

Year ended December 31, 2024 compared to year ended December 31, 2023 – NML

Income from investments in leaseback vessels

Income from investments in leaseback vessels was $23.9 million and $8.9 million for the years ended December 31, 2024 and 2023, respectively. Increased income from investments in leaseback vessels, year over year, is attributable to (i) the income earned from NML’s operations for the entire year ended December 31, 2024 (in 2023, we earned income from NML’s operations starting from the second quarter of 2023) and (ii) the increased volume of NML’s operations during the year ended December 31, 2024 compared to the year ended December 31, 2023. NML acquires, owns and bareboat charters out vessels through its wholly-owned subsidiaries.

Interest and Finance Costs

Interest and finance costs for NML were $10.1 million and $2.2 million during the years ended December 31, 2024 and 2023, respectively. The increase is mainly attributable to the higher average loan balance for the NML segment in the year ended December 31, 2024 compared to the year ended December 31, 2023.”

Neither the Company’s results of operations nor the results of operations of any of its segments are directly correlated to any of the East-West, North-South or Intra-regional trade routes. While the impact of being able to operate in a number of different routes is not reliably quantifiable, in future filings, the Company will revise its disclosure to explain how being able to operate in different routes impacts its relationships with charterers and its ability to efficiently serve them, and related trends and uncertainties.

As an example, the Company proposes to replace in future filings the second paragraph on page 55 of the Form 20-F with the disclosure below.

“We believe that the containership sector of the international shipping industry is characterized by the significant time required to develop the operating expertise and professional reputation necessary to obtain and retain customers. Our large and diversified fleet, comprised of containerships of varying TEU capacities, enables us to act as a one-stop solution for our charterers. This flexibility allows us to meet over time the changing operational needs of our clients across a broad spectrum of trade routes—ranging from East-West to North-South and Intraregional—which depend on, among other things, the availability of vessels for chartering at any given time, geopolitical developments such as changes to trade policies, the closure of the Suez Canal or sanctions, port congestion, infrastructure constraints such as limits on Panama Canal crossings, and regulatory changes such as changes to regulations regarding emissions or fuel types. Our versatile fleet allows us to offer commercial solutions that align with the shifting logistical and commercial requirements of different routes, enabling us to support our clients in optimizing their network and responding effectively to shifting market conditions; however, given the interplay of the aforementioned variables, the impact of rate environments on our results may vary significantly over time.  In the past decade, we have had successful chartering relationships with the majority of the top 10 liner companies by TEU capacity.”

On behalf of the Company, please allow us to express our appreciation of your attention to this matter.  Should you have any questions or comments with respect to this response letter, please contact D. Scott Bennett at 212-474-1132.

Sincerely,

/s/ D. Scott Bennett

D. Scott Bennett

Mr. Mark Wojciechowski and Mr. Gus Rodriguez
Division of Corporation Finance
Office Of Energy & Transportation
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0001

Copy to:
Mr. Gregory Zikos
Chief Financial Officer
Costamare Inc.
7 rue du Gabian
MC 98000 Monaco